Exhibit 21.1

Subsidiaries of Plains Exploration & Production Company

Name of Subsidiary	Jurisdiction of Organization
Arguello Inc.	Delaware
Nuevo Ghana Inc.	Delaware
Nuevo International Inc.	Delaware
Nuevo Offshore Company	Delaware
Nuevo Resources Inc.	Delaware
Pacific Interstate Offshore Company	California
Plains Resources International Inc.	Delaware
PXP Gulf Coast Inc.	Delaware
Plains Louisiana Inc.	Delaware
PXP Louisiana L.L.C.	Delaware
PXP Permian Inc.	Delaware
PXP Texas Inc.	Delaware
Montebello Land Company LLC	Delaware
Lompoc Land Company LLC	Delaware
Arroyo Grande Land Company LLC	Delaware
Cane River Development Company LLC	Delaware
PXP Texas Limited Partnership	Texas
Brown PXP Properties, LLC	Texas
PXP Deepwater L.L.C.	Delaware
Plains Acquisition Corporation	Delaware
Nuevo Energy Company	Delaware